ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 22, 2009
The undersigned hereby constitutes and appoints ARIE MIENTKAVICH and DONNA GERSHOWITZ and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the “Company”), standing in the name of the undersigned at the close of business March 23, 2009 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on April 22, 2009, at 10:00 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:
1.	to approve the execution of the Services Agreement dated as of March 19, 2009 between the Company and Discount Investment Corporation Ltd., its principal shareholder.

☐FOR	☐AGAINST	☐ABSTAIN

Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in the above Proposal, which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

•	holds 5% or more of the issued and outstanding share capital or voting rights, or

•	has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States) , or

•	is a director or a general manager.
An interest resulting merely from the holding of a company’s shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.
PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN ABOVE PROPOSAL.

☐YES	☐NO
The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” in the Proposal listed above.

Dated: , 2009

IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.